Pacer Funds Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

September 18, 2020

VIA EDGAR TRANSMISSION

Mr. Scott Lee
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Pacer Funds Trust (the “Trust”)
File Nos.: 333-201530 and 811-23024

Dear Mr. Lee:

This correspondence responds to comments the Trust received from the accounting staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Trust’s Post-Effective Amendment (“PEA”) No. 61 to its registration statement, filed on behalf of its series, the Pacer Salt High truBeta US Market ETF and Pacer Salt Low truBeta US Market ETF (each a “Fund” and collectively, the “Funds”). PEA No. 61 was filed to register two new series of the Trust in connection with the reorganization of the Salt High truBeta US Market ETF and Salt Low truBeta US Market ETF, each a series of ETF Series Solutions (each, a “Predecessor Fund”), into the Funds (the “Reorganization”).

For your convenience, the Staff’s comments have been reproduced in bold typeface and are immediately followed by the Trust’s responses. Capitalized terms not otherwise defined have the same meaning as in the PEA. With respect to responses showing revisions made to the registration statement, new language is underlined and deleted language has a ~~strike-through~~.

1.Staff Comment: Please disclose that Fund shares will not be sold until after the close of the Reorganization.

Response: The Trust confirms that Fund shares will not be sold until after the close of the Reorganization. The Trust believes adding disclosure stating as such would be confusing to investors, who would not see the Prospectus until after the Reorganization has closed, and therefore respectfully declines to add the requested disclosure.

2.Staff Comment: In parentheticals next to the Funds’ names on the cover page, please consider noting the Funds’ former names.

Response: The Trust notes that “Salt High truBeta US Market ETF” and “Salt Low truBeta US Market ETF” are not the Funds’ former names; rather, they are the names of the Predecessor Funds. The Trust further notes that the Predecessor Fund names are disclosed in each Fund’s summary section of the Prospectus. Therefore, the Trust respectfully declines to add parentheticals to the cover page.

3.Staff Comment: Please provide a completed Fees and Expenses table and expense examples for each Fund.

Response: The Trust notes that the Fees and Expenses table and expense examples are the same for each Fund and will appear as follows:

Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees*	0.60%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.60%
* Restated to reflect current fees.

Example

1 Year	3 Years	5 Years	10 Years
$61	$192	$335	$750
4.Staff Comment: Because the Funds’ investment adviser is different from the Predecessor Funds’ investment adviser, please state that the management fees have been “restated to reflect new fees rather than that of the predecessor” in a footnote to the Fees and Expenses table.

Response: A footnote reading “Restated to reflect current fees.” has been added. Please see the response to Comment 3 above.

5.Staff Comment: In the Expense Examples, the updated language does not track the standard language in Form N-1A (e.g., please keep “you” and strike “retail investors”).

Response: The Trust respectfully declines to change the disclosure in the narrative to the Expense Examples. The Trust notes that Item 3, Instruction 1(b) of Form N-1A states that “a Fund may modify the narrative explanations if the explanation contains comparable information to that shown.” The Trust believes the current disclosure is consistent with such instruction.

6.Staff Comment: In the subsections entitled “Principal Investment Strategies of the Fund,” please consider breaking up the first paragraph under “The Index” to comply with the Plain English rule.

Response: The requested change has been made.

7.Staff Comment: In the subsections entitled “Principal Investment Strategies of the Fund,” please update the references to April 6, 2020 data to a more recent date and add disclosures as appropriate.

Response: The requested change has been made.

8.Staff Comment: In the subsections entitled “Principal Investment Strategies of the Fund,” with respect to the last paragraph under “The Index,” please add a statement that the sectors most significantly represented in the Index may change over time, if accurate.

Response: The requested change has been made.

9.Staff Comment: With respect to each Fund’s strategy to concentrate its investments to approximately the same extent as the Fund’s Index so concentrates, please disclose the particular industry or group of industries that the Fund expects to concentrate in each Fund’s principal investment strategies and related risks.

Response: The Trust notes that each Index is not currently concentrated in any industry or group of industries, but may be so concentrated in the future. Therefore, the Trust has revised the disclosure for each Fund as follows:

To the extent the Index concentrates (i.e., holds more than 25% of its total assets) in the securities of a particular industry or group of related industries, the Fund will concentrate its investments to approximately the same extent as the Index. As of June 30, 2020, the Index was not concentrated in any industry or group of industries.

10.Staff Comment: Number one under the “Investment Limitations” states “each Fund will concentrate to approximate the same extent that its index concentrates in the securities of such particular industry or group of related industries.” Please reconcile, as this seems inconsistent with 30% limit in a sector.

Response: The Trust notes that the concentration policy is not inconsistent with the 30% sector limitation because the Fund’s concentration policy states that each Fund will concentrate to approximately the same extent that its index concentrates in the securities of such particular industry or group of related industries. Consequently, the Trust respectfully declines to make any revisions in response to the above comment.

11.Staff Comment: Please supplementally explain how a Fund with 100 constituents can be non-diversified.

Response: The Trust notes that a non-diversified fund is permitted to operate as a diversified fund. In addition, because the Index Provider is not affiliated with the Funds’ investment adviser, the Trust believes it is appropriate to reserve the ability to operate in a non-diversified manner should the characteristics of each Index change.

12.Staff Comment: With respect to the ETF Risks disclosure, please disclose that redemptions in cash rather than in-kind may cause the ETF to incur certain costs and that these costs could be imposed on the Fund and affect its NAV.

Response: The Trust notes that the Funds anticipate that redemptions will primarily be made in-kind and respectfully declines to revise the disclosure.

13.Staff Comment: Please consider keeping the Index Risk disclosure from the Predecessor Funds’ registration statement. If the Fund decides to remove it, please explain supplementally the basis for that decision.

Response: The requested change has been made.

14.Staff Comment: Please consider keeping the Models and Data Risk disclosure from the Predecessor Funds’ registration statement. If the Fund decides to remove it, please explain supplementally the basis for that decision.

Response: The requested change has been made.

15.Staff Comment: In each Fund Performance section, prior performance information should be placed under a heading which clearly describes the source of the performance and does not suggest that the performance is that of the Fund.

Response: The Trust respectfully declines to make this requested revision. As part of the Reorganization, each Fund will adopt its respective Predecessor Fund’s performance. The Trust believes that the narrative paragraph discussing performance clearly states that the bar chart and table is that of the Predecessor Fund, because the performance shown is prior to the date of the Reorganization. Future performance, including performance after the date of the Reorganization, will be clearly differentiated between that of each Predecessor Fund and that of each Fund. Prior to the Reorganization, the Funds will not have their own performance history because the Funds will not have commenced investment operations.

16.Staff Comment: When describing the portfolio managers under each Fund’s “Summary Section—Portfolio Management,” please change the disclosure to state that Mr. Kavanaugh and Mr. Mack are jointly and primarily responsible for the management of each Fund, if applicable.

Response: The requested change has been made.

17.Staff Comment: With respect to the Utilities Sector Risk disclosure, please keep or enhance current disclosure to reflect disclosures made in Predecessor Funds’ registration statement regarding enhanced deregulation risk, rates not controlled, and interest rate impact on capital debt.

Response: The requested change has been made.

18.Staff Comment: Under Fund Performance for the Pacer Salt Low truBeta US Market ETF, please consider including the inception date of the Predecessor Fund’s predecessor Fund, which was a series of Salt Funds Trust.

Response: The requested change has been made.

19.Staff Comment: In the section entitled “Additional Information About the Funds,” please state each Fund’s investment objective and how each fund intends to achieve its objective. See Items 4 and 9 of form N-1A.

Response: The Trust respectfully declines to make the requested revision. General Instruction C(3)(a) to Form N-1A states “information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Trust notes that each Fund’s investment objective and how the Fund intends to achieve its objective is disclosed in each Fund’s Summary Section of the Prospectus.

20.Staff Comment: In the Statement of Additional Information, under “Investment Limitations,” the second non-fundamental investment restriction states that each Fund invests at least 80% of its total assets in the Fund’s “respective Index or in ETFs that track the performance of a group…” Please clarify as this differs from the principal strategy disclosure.

Response: The disclosure has been revised as follows:

Each Fund invests, under normal circumstances, at least 80% of its total assets (exclusive of collateral held from securities lending) in the component securities of the Fund’s respective Index ~~or in ETFs that track that track the performance of a group of securities included in such Index in approximately the same proportion as in such Index~~.

21.Staff Comment: Please provide disclosure stating whether the Nominating Committee will consider nominees recommended by security holders and, if so, describe procedures to be followed by security holders in submitting recommendations.
Response: The disclosure has been revised as follows:
The Nominating Committee, comprised of all the Independent Trustees, is responsible for seeking and reviewing candidates for consideration as nominees for Trustees. The Committee meets on an as needed basis. The Nominating Committee will accept and review shareholder nominations for Trustees, which may be submitted to the Trust by sending the nomination to the Trust’s Secretary, c/o Pacer Advisors, Inc., 500 Chesterfield Parkway, Malvern, Pennsylvania 19355.

* * * * * *

If you have any questions regarding the foregoing, please contact Alyssa M. Bernard of U.S. Bank Global Fund Services at alyssa.bernard@usbank.com or 920-360-7173.

Very truly yours,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Assistant Vice President
U.S. Bank Global Fund Services
as Administrator for the Trust